UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING

     (Check One)    / / Form 10-K  / / Form 20-F  / / Form 11-K  /X/ Form 10-Q

                    / / Form N-SAR

                    For Period Ended:  March 31, 1997
                    [  ] Transition Report on Form 10-K
                    [  ] Transition Report on Form 20-F
                    [  ] Transition Report on Form 11-K
                    [  ] Transition Report on Form 10-Q
                    [  ] Transition Report on Form N-SAR
                    For the Transition Period Ended: __________________________

                Read Instruction (on back page) Before Preparing Form.
                                Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

     ___________________________________________________________________________

     PART I - REGISTRANT INFORMATION

     Divot Golf Corporation
     Full Name of Registrant

     Former Name if Applicable:  N/A

     201 N. Franklin Street, Suite 200
     Address of Principal Executive Office (Street and Number)

     Tampa FL 33602
     City, State and Zip Code

     PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

          The subject report on Form 10-QSB could not be filed within the prescribed time period because information required for its completion and filing is not yet available.

          The Company is a named defendant in a material lawsuit (Edmonton Pipe vs. Divot Golf Corporation), with respect to which a settlement has been proposed and is pending subject to Board approval at the next Board meeting (scheduled for November 18, 1998). Depending on the action of the Board, the reserves and financial disclosure in the Form 10-QSB regarding this suit will be affected.

          In addition, the Company is currently negotiating regarding the refinancing of certain material indebtedness with third party creditors. The terms and conditions of this refinancing must be approved by the Board at its next scheduled meeting on November 18, 1998.

          The November 18 Board meeting had been previously scheduled to take place prior to the filing deadline of the Form 10-QSB. However, because of the illness of one of the Company's two independent directors, the Board meeting was postponed. This has resulted in the need to delay the filing of the Form 10-QSB.

     PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Clifford F. Bagnall               (813)             222-0611
             (Name)                         (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                 \X\ Yes  \ \ No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 \ \ Yes  \X\ No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               Divot Golf Corporation
                     (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date: November 16, 1998
                            By: /s/ Clifford F. Bagnall
                                    Clifford F. Bagnall, Chief Financial Officer
                                   (Principal Financial and Accounting Officer)


     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representation. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                      ATTENTION
              Intentional misstatements or omissions of fact constitute
                  Federal Criminal Violations (See 18 U.S.C. 1001).

                                 GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b)of this chapter). (amended by Sec Act Rel No 7122, Exch Act Rel No 35113, eff. 1/30/95)